EYECAM, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017

April 26, 2018



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
eyeCam, Inc.
San Francisco, CA

We have reviewed the accompanying balance sheet of eyeCam, Inc. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 26, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

EYECAM, INC.
BALANCE SHEET
DECEMBER 31, 2017

____

ASSETS

CURRENT ASSETS		
Cash	$	10,100
Related Party Receivable		4,400
TOTAL CURRENT ASSETS		14,500
NON-CURRENT ASSETS		
Cost of Rasing Funds under Regulation CF		48,919
Intellectual Property		1,250
TOTAL OTHER ASSETS		50,169
TOTAL ASSETS		64,669

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Related Party Payables		742,964
TOTAL CURRENT LIABILITIES		742,964
NON-CURRENT LIABILITIES		
Convertible Notes		375,072
TOTAL NON-CURRENT LIABILITIES		375,072
TOTAL LIABILITIES		1,118,036
SHAREHOLDER'S EQUITY		
Common Stock (50,000,000 shares authorized, 34,333,333 issued and outstanding, no par value)		3,558
Retained Earnings (Deficit)		(1,056,925)
TOTAL SHAREHOLDER'S EQUITY		(1,053,367)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	64,669

Unaudited- See accompanying notes.

EYECAM, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Operating Expense		
Project Research and Development	$	131,901
Project Management costs		101,272
General and Administrative		50,580
Net Income from Operations		(283,753)
Net Income	$	(283,753)

EYECAM, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Net Income (Loss) For The Period	$ (283,753)
Cash Flows From Investing Activities	
Change in Crowdfund Proceeds Receivable	(48,919)
Net Cash Flows From Investing Activities	(48,919)
Cash Flows From Financing Activities	
Change in Convertible Debt- Related Party	(2,400)
Change in Convertible Debt	335,072
Net Cash Flows From Financing Activities	332,672
Cash at Beginning of Period	10,100
Net Increase (Decrease) In Cash	-
Cash at End of Period	$ 10,100

Unaudited- See accompanying notes.

EYECAM, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Starting Equity	$	(769,614)
Net Income		(283,753)
Ending Equity	$	(1,053,367)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

eyeCam, Inc. ("the Company") is a corporation organized under the laws of the States of California and Delaware. The Company's activities include product design, analysis, engineering and patenting for license and sale. The Company develops products for other companies to manufacture and sell as their own.

The financial statements are prepared based on the assumption that the Company will continue operating at least through the end of its next fiscal year. The Company's ability to continue as a going concern or to achieve management's other objectives may be dependent on management's ability to raise additional operating capital during 2018.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Cost of Raising Funds Under Regulation CF

In 2017 and prior years, the Company incurred costs in preparation for an equity crowdfund offering under SEC Regulation CF, which it capitalized as a non-current asset ("Fundraising Costs"). The securities issued by the Company in connection with the equity crowdfund offering may be repaid in cash or converted to equity, depending on several factors. Thus, the Company's treatment of Fundraising Costs in future periods will depend on the manner of disposition of the crowdfund costs at a later date. The Company elected not to amortize Fundraising Costs during the year ended December 31, 2017.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the States of Delaware and California. The Company's federal tax filings for 2015, 2016, and 2017 remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021 respectively.

The Company's annual reports for 2015, 2016, and 2017 remain subject to review by the State of Delaware until 2019, 2020, and 2021, respectively. The Company's franchise tax filings for 2016 and 2017 remain subject to review by the State of California until 2021 and 2022, respectively.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

In 2014, the Company adopted an Equity Incentive Plan ("the Plan") for the purpose of attracting and retaining well qualified and talented personnel. Participants in the Plan may have the option to purchase stock in the Company at favorable rates, provided certain performance, longevity, or other criteria are met. Options vest in an amount and on a schedule determined by management at the time that they are granted to participating employees. As of December 31, 2017, 1,250,000 shares of Company stock, of which 598,958 had vested, were reserved for issuance under the Plan. No options were exercised in the year ended December 31, 2017.

NOTE C- FINANCING ACTIVITIES

As of December 31, 2017, the Company had outstanding convertible notes ("the Notes") in the amount of $375,072. The Notes are of a type commonly referred to as "Simple Agreements for Future Equity" or "SAFEs." The Notes are convertible to equity at a pre-determined discount and valuation cap under certain circumstances, including a capital or liquidity event, or an initial public offering. As of December 31, 2017, the Company did not anticipate conversion of the Notes to equity during the next annual period.

In 2017 and prior years, the Company borrowed money (the "Related Party Payables") from Eyecam's owner in the form of assumption of certain startup and development expenses on the Company's behalf. Subsequent to December 31, 2017, the Related Party Payables were consolidated and refinanced as a Convertible Note.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- RELATED PARTY TRANSACTIONS

As of December 31, 2017, the Company was owned in part by Foundation Productions, LLC (40% of stock outstanding), and eyeCam, LLC (25% of stock outstanding). Foundation Production, LLC and eyeCam, LLC share common management with the Company.

During 2017, the Company incurred certain costs related to the formation of Eyehand, Inc., a wholly owned subsidiary incorporated in Delaware. Eyehand Inc. had no operations, revenue or expenses of its own through December 31, 2017.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 26, 2018, the date that the financial statements were available to be issued.